MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 9, 2016
SUBJECT:	Response to Comments to the Registration Statement filed on Form N-1A on December 14, 2015 for JNL Series Trust ("JNLST" or "Registrant") File Nos: 33-87244 and 811-8894 (the "Registration Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on January 22, 2016 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please update all of the performance data in the Registration Statement to reflect 2015 calendar data.

RESPONSE:   The Registrant confirms that the performance data in the Registration Statement will be updated to reflect 2015 calendar data in the Rule 485(b) filing.

b.	For all Funds of Funds, confirm that "underlying funds risk" is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying Funds. Item 4 of Form N-1A requires a summary of the principal risks of investing in the Fund. Please determine which of the risks of the underlying Funds constitute principal risks of the Fund that invests in them.

RESPONSE:   The Registrant confirms that each Fund discloses the principal risks that are applicable to the Fund's portfolio in the principal risks section for that Fund, including principal risks that may be a result of the Fund's investment in one or more underlying Funds.  The Registrant also confirms that a Fund's secondary risks are included in the "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)" section, including secondary risks that may be a result of the Fund's investment in one or more underlying Funds.

c.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:  The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement before the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

d.	Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several Funds in JNLST, please identify which changes were made in the response memorandum.

RESPONSE:   The Registrant has made conforming changes throughout the prospectus, as applicable. The Registrant has also referenced in this response memorandum instances where a comment was applicable to several Funds in the Trust.

e.	Several of the funds in the Registration Statement use short sales as part of their Principal Investment Strategies. Please confirm that the corresponding fee tables include as an expense an estimate of the dividend expenses paid. If these dividend expenses relating to the short sales is already included in another caption of the fee tables, please clarify in the footnote to the fee tables.

RESPONSE:  The Registrant confirms that all funds in the Registration Statement that utilize short sales as part of their Principal Investment Strategies have included an estimate of dividend expenses paid in the "Other Expenses" footnote to the fee table where that estimate exceeds 0.01%.

2.	JNL/American Funds® Blue Chip Income and Growth Fund

a.	Please delete the second footnote 3 in the summary prospectus fee table as it is providing repetitive information.

RESPONSE: The Registrant has made the requested change.

3.	JNL Multi-Manager Alternative Fund

a.	The disclosure in the summary prospectus and the statutory section are nearly identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE: The Registrant has made the requested change, as follows:

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by allocating among a variety of alternative strategies managed by unaffiliated investment managers ("Sub-Advisers") sometimes referred to as "sleeves." Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. The Adviser is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. The Adviser provides a qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. The Adviser is also responsible for selecting the Fund's alternative investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on the Adviser's ongoing evaluation of the Sub-Advisers, it may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy's objective.

Equity Long/Short Strategies

•	Lazard Asset Management, LLC ("Lazard") employs a long/short equity strategy that seeks to achieve long-term capital appreciation by investing in attractive opportunities around the world, including emerging markets.

•	First Pacific Advisors, LLC ("FPA") pursues a contrarian value strategy that seeks to identify absolute value opportunities across the capital structure, and in a variety of market capitalizations, geographies and sectors with the long-term objective of achieving equity rates of return with less risk than the market. Investments typically include common and preferred stock, convertible securities, corporate, high yield, and government debt. Targeted short selling is generally used to lower volatility in the portfolio and help preserve capital in the portfolio.

•	Invesco Advisers, Inc. ("Invesco") pursues a U.S. market neutral strategy that seeks to add value from a broadly diversified portfolio of U.S. stocks by capturing performance spread between its long and short holdings.

Event Driven and Merger Arbitrage Strategies

•	Visium Asset Management, LP ("Visium") employs a flexible blend of two complementary event driven strategies: a special situations strategy ("Special Situations Strategy") and a merger arbitrage strategy ("Merger Arbitrage Strategy"). These strategies target the equity and fixed-income securities of primarily North American companies involved in events such as mergers, acquisitions, spin-offs, bankruptcy restructurings, stock buybacks, industry consolidations, large capital expenditure programs, significant management changes, self-liquidations or other similar events. The Special Situations Strategy focuses on pre-announced opportunities where Visium believes that particular events in a company's life cycle could lead to an increase in the value of the security over a defined period of time. The Merger Arbitrage Strategy focuses on post-announced opportunities where Visium believes there is an opportunity to capture the spread between the security price at the announcement of a merger or similar transaction and the price upon completion of such transaction.

•	Babson Capital Management LLC ("Babson Capital") pursues a long/short event driven strategy that predominantly invests in the equity and fixed-income securities of U.S. domiciled companies. The strategy relies on intense fundamental research of small and mid-cap companies and focuses on overlooked and misunderstood situations where there is a specific catalyst to drive value, such as a reorganization, bankruptcy, recapitalization or changes to dividend policy. The strategy may also use industry and broad market exchange-traded funds as a component of its hedging strategy.

Relative Value Strategies

•	BlueBay Asset Management LLP ("BlueBay") invests predominantly in below investment grade fixed-income securities worldwide, with a strong bias towards North America and European issuers. The strategy aims to allocate flexibly between bonds and loans, while tactically hedging various credit, interest rate, and currency risks.

•	Lazard invests in convertible securities, preferred securities, equity, and debt, with the objective of current income, long-term capital appreciation and principal protection. Lazard's Portfolio Management Team constructs a diversified portfolio of convertible securities, preferred stocks, equity, and debt that have been evaluated on relative valuation and risk attributes.

Global Macro Strategy

•	Western Asset Management Company ("Western Asset") focuses under normal circumstances seeking to achieve its investment objective by implementing an opportunistic investing strategy. Western Asset attempts to identify and capitalize on attractive relative-value opportunities principally in fixed-income markets around the globe by investing in a variety of securities and other instruments. The strategy invests in fixed-income securities, up to 50% below investment-grade and up to 50% in un-hedged non-U.S. investments, and may also invest up to 50% emerging markets.

~~The Adviser also may choose to allocate the Fund's assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by the Adviser or the Sub-Advisers.~~

~~The Adviser may also manage Fund assets directly to seek to enhance returns, or to hedge or manage the Fund's cash and short-term instruments.~~

The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged. The Fund may invest up to 35% of its total assets in high yield or junk bonds, corporate loans and distressed securities.

~~The Fund may invest in corporate loans.~~

Up to 15% of the Fund's net assets may be invested in illiquid investments.

~~The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock.~~

~~With respect to the Fund's fixed-income investments, the Fund may invest in a variety of instruments including bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.~~

~~The Fund may also invest in exchange traded notes ("ETNs"). The average portfolio duration of the fixed-income portion of the Fund will vary based on the Sub-Advisers' and the Adviser's forecast of interest rates and there are no limits regarding portfolio duration or average maturity.~~

~~The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds ("UCITS"), real estate investment trusts ("REITs"), private investment funds, and partnership interests, including master limited partnerships ("MLPs").~~

~~Consistent with the Fund's objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.~~

The Fund is a "non-diversified" fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), and may invest more of its assets in fewer issuers than "diversified" mutual funds.

4.	JNL Multi-Manager Small Cap Growth Fund

a.	The disclosure in the summary prospectus and the statutory section are nearly identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE: The Registrant has made the requested change, as follows:

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total net assets in a variety of small cap growth strategies, sometimes referred to as "sleeves," managed by unaffiliated investment managers ("Sub-Advisers"). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC ("JNAM" or "Adviser") is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund's investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM's ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy's objective.

GIM Small Cap Advantage Strategy

Granahan Investment Management, Inc. ("GIM") constructs the strategy by blending two of their unique strategies, Small Cap Focused Growth strategy and Small Cap Discoveries strategy.

Both GIM strategies utilize rigorous bottom-up fundamental research. GIM's Small Cap Focused Growth strategy is grounded in the belief that superior long term returns are best achieved by focusing on smaller companies that are poised to grow at 15% or more, and using a strict methodology to own the stocks of these sustainable growth companies when risk/reward is attractive.

Within this philosophy GIM's Small Cap Focused Growth strategy seeks to own companies with large open-ended opportunities, a favorable competitive landscape and products or services providing a significant value proposition to the customer.

The Small Cap Discoveries strategy believes that the small/ micro cap market has a skewed distribution of returns where a small but meaningful number of high-performing stocks drive the return of the benchmark.

LMCG Small Cap Growth Strategy

LMCG Investments, LLC ("LMCG") identifies unrecognized growth potential through bottom-up fundamental research accomplished by industry-specific screening models and in-depth knowledge of driving forces affecting those companies.

Under normal circumstances, the LMCG Small Cap Growth strategy invests in common stocks and other equity securities of small-cap companies. Market capitalization of securities purchased in the LMCG Small Cap Growth strategy generally fall within the range of the Russell 2000 Growth Index at time of purchase. The LMCG Small Cap Growth strategy seeks to achieve above average risk-adjusted returns by identifying unrecognized growth potential.

The LMCG Small Cap Growth strategy may also invest in real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), and foreign securities through depositary receipts.

RS Investments Custom Growth Strategy

RS Investment Management Co. LLC ("RS") constructs the RS Investments Custom Growth Strategy by investing principally in small- and mid-capitalization companies.

RS considers a company to be a small-capitalization company if its market capitalization (at the time of purchase) is either up to $3 billion or 120% of the market capitalization of the largest company included in the Russell 2000(R) Index on the last day of the most recent quarter (currently, approximately $5.6 billion, based on the size of the largest company in the Index on June 30, 2015), whichever is greater.

RS  strategy considers a company to be a mid-capitalization company if its market capitalization (at the time of purchase) is at least that of a small-capitalization company (as defined above) and at most $8 billion or 120% of the market capitalization of the largest company included in the Russell 2500(R) Index on the last day of the most recent quarter (currently, approximately $12.9 billion, based on the size of the largest company in the Index on June 30, 2015), whichever is greater. The RS Investments Custom Growth Strategy typically invests most of if its assets in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities.

The RS investment team employs both fundamental analysis and quantitative screening in seeking to identify companies that the investment team believes will produce sustainable earnings growth over a multi-year horizon.  Investment candidates typically exhibit some or all of the following key criteria: strong organic revenue growth, expanding margins and profitability, innovative products or services, defensible competitive advantages, growing market share, and experienced management teams.

~~JNAM also may choose to allocate the Fund's assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.~~

~~JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund's cash and short-term instruments.~~

~~The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM's allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy's expected returns, volatility, correlation, and contribution to the Fund's overall risk profile. The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged.~~

~~The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock.~~

~~The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds ("UCITS"), real estate investment trusts ("REITs"), private investment funds, and partnership interests, including master limited partnerships ("MLPs"). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere.~~

~~Consistent with the Fund's objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.~~

b.	Given that this Fund is a small-capitalization fund, please explain RS Investments' mid-capitalization strategy. Please remove this strategy if it is not part of the Fund's Principal Investment Strategy.

RESPONSE:  The Registrant notes that the RS Investments Custom Growth Strategy is essentially a blend of two separate strategies, one of which invests just in small-cap companies and the other which is a SMID strategy that can invest in small to mid-capitalization companies. The overall RS Investments Custom Growth sleeve of the Fund still maintains portfolio characteristics that are in-line with the small-capitalization benchmark. Moreover, this is just one sleeve out of three within a multi-manager fund, and the overall Fund still invests its assets in securities with small-capitalization characteristics.

5.	JNL/Brookfield Global Infrastructure and MLP Fund

a.	Please explain how this Fund complies with Rule 35d-1 of the Investment Company Act of 1940 ("1940 Act"), as amended, considering the Fund only invests up to 25% in MLPs.

RESPONSE: The Registrant notes that the disclosure states that the Fund will invest at least 80% of its net assets in MLPs and publicly traded equity securities of infrastructure companies, which is in compliance with Rule 35d-1.

6.	JNL/Capital Guardian Global Balanced Fund

a.	Given that the Fund uses the term "Global" in its name, please provide additional disclosure regarding how the Fund's investment strategies are tied economically to a number of countries throughout the world, in accordance with the SEC's Names Rule Release, footnote 42.

RESPONSE: The Registrant believes that the following underlined language that is included in the Principal Investment Strategies of the Fund provides adequate disclosure to explain how the Fund's investment strategies are tied economically to a number of countries throughout the world:

Principal Investment Strategies.  The Fund seeks to meet its objective through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund's neutral position is a blend of 65% equities and 35% fixed-income, but may allocate 55% to 75% of the Fund's assets to equity securities and 25% to 45% of the Fund's assets to fixed-income securities.

The Fund may also invest in debt securities of developing country (emerging market) issuers.

Under normal market conditions, the Fund invests significantly (ordinarily at least 40% —unless market conditions are not deemed favorable by Capital Guardian Trust Company (the "Sub-Adviser"), in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries).

Consistent with the Fund's objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  Derivatives will not be used, however, to leverage the Fund's exposure above its total net assets.

7.	JNL/DoubleLine Emerging Markets Fixed Income Fund

a.	Given that this Fund has both "Emerging Markets" and "Fixed Income" in its name, please explain how this Fund complies with Rule 35d-1 of the 1940 Act since it only requires at least 80% of its net assets to be invested in fixed income securities and does not have a similar requirement for emerging market investments. If the Fund does not intend to invest at least 80% of its net assets in emerging market securities, please remove "Emerging Markets" from the Fund's name.

RESPONSE:  In accordance with the SEC's Names Rule Release, Footnote 42, the Registrant believes that the use of the term "emerging markets" in the name of the Fund is similar to the use of "global" in the name of a Fund and can be handled in a similar way.  Given this, the Registrant also believes that the prospectus adequately discloses the requirements to invest in emerging markets countries.

b.	Please remove the word "intends" from the Fund's Principal Investment Strategy.

RESPONSE: The Registrant has updated the language as follows:

Under normal circumstances, the Fund will~~intends to~~ invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed income instruments.

8.	JNL/FPA + DoubleLine Flexible Allocation Fund

a.	The disclosure in the summary prospectus and the statutory section are nearly identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE: The Registrant has made the requested change, as follows:

Principal Investment Strategies. The Fund seeks to achieve its investment objective by allocating among strategies managed by unaffiliated investment managers ("Sub-Advisers"). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets.

Each Sub-Adviser uses different investment strategies in managing Fund assets, acts independently from the other Sub-Adviser, and uses its own methodology for selecting investments.

Below are the principal investment strategies for the Fund. The Sub-Advisers may implement other investment strategies in keeping with the Fund's objective.

First Pacific Advisors, LLC ("FPA")

FPA pursues a contrarian value strategy that seeks to identify absolute value opportunities across the capital structure, and in a variety of market capitalizations, geographies and sectors with the long-term objective of achieving equity rates of return with less risk than the market. Being contrarian in nature means the management team focuses on out-of-favor securities, does not pay close attention to benchmark weightings and is willing to hold meaningful amounts of cash for prolonged periods if opportunities for investment do not present themselves. FPA seeks "value" in companies whose equity securities are trading at a substantial discount to that company's worth, or intrinsic value. Investments typically include common (generally greater than approximately $10 billion in market capitalization at purchase) and preferred stock, convertible securities, corporate, high yield bonds, and government debt. In addition, FPA may sell securities short, and FPA employs a short selling strategy for a portion of the Fund.

DoubleLine Capital LP ("DoubleLine")

Under normal circumstances, and to the extent use of the FPA strategy leaves a substantial portion of the Fund's assets available for other investment by the Fund, DoubleLine intends to invest those assets in a portfolio of debt instruments to seek to provide additional long-term total return. Alternatively, DoubleLine may choose to invest all or a portion of the Fund's assets in debt instruments or one or more fixed-income funds managed by DoubleLine. DoubleLine pursues a "Short-Intermediate Plus" fixed-income strategy, comprised primarily of investment-grade bonds with a duration range of 1 to 3 years. Sector exposure is expected to be diversified, with a bias to securitized securities and a minimum of 25% in agency mortgages, a maximum of 20% in non-agency residential mortgage-backed securities and commercial mortgage-backed securities, and a maximum of 30% in below investment-grade securities. By maintaining a relatively low duration, DoubleLine expects the portfolio's interest-rate sensitivity to be decreased, while active management across fixed-income sectors can act to potentially lower credit and interest-rate risk. Because bonds have typically produced positive returns during periods of equity market stress, the underlying bond portfolio should help reduce overall risk during periods of market decline.

Generally, the Fund may invest in futures contracts, futures-related instruments and equity swaps, including, but not limited to, global developed and emerging market equity index futures, swaps on equity index futures and equity swaps, global developed and emerging market currency forwards, global developed fixed-income futures, bond futures and swaps on bond futures and may also invest in commodity futures and swaps on commodity futures (collectively, "Instruments").  ~~The Fund will seek to gain exposure to commodity futures and swaps on commodity futures primarily by investing in JNL/FPA + DoubleLine Flexible Allocation Fund Ltd. ("Subsidiary"), which invests primarily in precious metals and those futures and swaps (as described more fully below).~~These Instruments may be used for investment or speculative purposes, hedging or as a substitute for investing in conventional securities.

~~The Fund may invest up to 25% of the value of its total assets in the Subsidiary. The Subsidiary is a wholly owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary invests primarily in precious metals, commodity futures and swaps on commodity futures, but it may also invest in financial futures, option and swap contracts, fixed-income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary's derivative positions. The Fund invests in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax law, rules and regulations that apply to regulated investment companies ("RICs"). The Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limitation in precious metals and commodity-related investments subject to the same 1940 Act asset coverage requirements that are applicable to the Fund. Unlike the Fund, the Subsidiary will not seek to qualify as a RIC under Subchapter M of Chapter 1 of Subtitle A of the Internal Revenue Code of 1986, as amended ("Code"). The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.  The Subsidiary is advised by Jackson National Asset Management, LLC ("JNAM" or "Adviser") and has the same money managers as the Fund. The Trust's President and Vice President, who are the President and Chief Operating Officer, respectively, of JNAM, serve as directors of the Subsidiary. The Subsidiary has entered into a separate investment advisory agreement with JNAM for the management of the Subsidiary's portfolio pursuant to which JNAM has agreed to receive an advisory fee for services to the Subsidiary calculated in the same manner as the advisory fee the Fund pays. See section entitled "Management Fee" in the Prospectus.~~

b.	In the Fund's Principal Investment Strategy, please clarify Ivy's role as one of the sub-advisers to the Fund and the anticipated duration of Ivy's involvement as sub-adviser to the Fund.

RESPONSE:  The Registrant notes that Ivy will continue to serve as a sub-adviser for the Fund only with respect to certain private investments held by the Fund, and that it is currently contemplated that the duration of Ivy's involvement as sub-adviser to the Fund will be for however long it takes to sell these private investments.  Therefore, the Registrant has added the following language to the first paragraph of the Principal Investment Strategies of the Fund:

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by allocating among strategies managed by unaffiliated investment managers ("Sub-Advisers"). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets. Ivy Investment Management Company ("Ivy") will continue to serve as the sub-adviser only with respect to certain private investments held by the Fund.  It is currently contemplated that the duration of Ivy's involvement as sub-adviser to the Fund will be for however long it takes to sell these private investments.

c.	Please add Ivy Investment Management Company's portfolio managers to page 168 of the Registration Statement.

RESPONSE:   The Registrant notes that all of the portfolio managers for Ivy, Michael L. Avery, F. Chace Brundige, and Cynthia Prince-Fox, have been included on page 168 of the Registration Statement.

9.	JNL/Franklin Templeton Global Multisector Bond Fund

a.	Given that the Fund uses the term "Global" in its name, please provide additional disclosure regarding how the Fund's investment strategies are tied economically to a number of countries throughout the world, in accordance with the SEC's Names Rule Release, footnote 42.

RESPONSE:  The Registrant has updated the language in the summary prospectus as follows:

Summary Prospectus:

Principal Investment Strategies.  Under normal market conditions, the Fund will invest at least 80% of its assets (net assets plus amount of any borrowings for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related or corporate issuers located anywhere in the world, including developing markets ~~worldwide~~ (collectively, "bonds"). Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund may also invest securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. In addition, the Fund's assets will be invested in issuers located in at least three countries (including the U.S.); the Fund's investments will generally be tied economically to a number of countries throughout the world. ~~The Fund may invest without limit in developing markets.~~

The Fund may buy bonds rated in any category, including securities in default. The Fund may invest in debt securities of any maturity, and the average maturity of debt securities in the Fund's portfolio will fluctuate depending on the Sub-Adviser's outlook on changing market, economic, and political conditions.

The Fund may invest in fixed-income securities of any credit quality, including below investment grade or high-yield securities (sometimes referred to as "junk bonds"), and may buy bonds that are in default.

For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed-income instruments mentioned above. "Fixed-income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

For purposes of pursuing its investment goals, the Fund regularly uses various currency related transactions involving derivative instruments, including currency and cross currency forwards and currency and currency index futures contracts. The Fund maintains significant positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The result of such transactions may represent, from time to time, a large component of the Fund's investment returns. The Fund may also enter into various other transactions involving derivatives, including interest/bond futures and interest rate swap agreements. These derivative instruments may be used for hedging purposes, to enhance returns, or to obtain net long or net negative (short) exposure to selected currencies, interest rates, countries or durations.

Franklin Advisers, Inc. ("Sub-Adviser") allocates the Fund's assets based upon its assessment of changing market, political and economic conditions. It will consider various factors, including evaluation of interest and currency exchange rate changes and credit risks. The Sub-Adviser may consider selling a security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer's fundamentals, or when the Sub-Adviser believes another security is a more attractive investment opportunity.

The Fund is a "non-diversified" fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), and may invest more of its assets in fewer issuers than "diversified" mutual funds.

Statutory Prospectus:

Principal Investment Strategies.  Under normal market conditions, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related or corporate issuers located anywhere in the world, including developing markets ~~worldwide~~ (collectively, "bonds"). Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities. In addition, the Fund's assets will be invested in issuers located in at least three countries (including the U.S.); the Fund's investments will generally be tied economically to a number of countries throughout the world. ~~The Fund may invest without limit in developing markets.~~

The Fund may invest in fixed-income and debt securities of any maturity or credit quality and does not attempt to maintain any pre-set average portfolio maturity or duration. The average maturity or duration of debt securities in the Fund's portfolio will fluctuate depending on the Sub-Adviser's outlook on changing market, economic, and political conditions.

For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to fixed-income instruments mentioned above. "fixed-income instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.

Bonds represent an obligation of the issuer to repay a loan of money to it, and generally provide for the payment of interest. The Fund may buy bonds rated in any category, including securities in default. Bonds rated in the top four rating categories by at least one independent rating agency, such as Standard & Poor's Ratings Services ("S&P(R)") or Moody's Investors Service ("Moody's"), are considered to be "investment grade." However, ratings by the independent rating agencies are relative and subjective, are not absolute standards of quality, and do not evaluate the market risk of securities. Securities rated BB or lower by S&P(R) Ratings Services or Ba or lower by Moody's or are unrated but determined to be of comparable quality are considered to be below investment grade. Generally, lower rated securities pay higher yields than more highly rated securities to compensate investors for the greater risk of default or of price fluctuations due to changes in the issuer's creditworthiness. Such lower rated but higher yielding securities are sometimes referred to as "junk bonds." If, subsequent to its purchase a security is downgraded in rating or goes into default, the Fund will consider such events in its evaluation of the overall investment merits of that security but will not necessarily dispose of the security immediately.

Many debt securities of non-U.S. issuers, and especially developing market issuers, are rated below investment grade or are unrated so that their selection depends on the Sub-Adviser's internal analysis.

The Fund may invest in asset-backed securities, mortgage-backed securities and mortgage dollar rolls. An asset-backed security is a security backed by loans, leases, and other receivables. A mortgage-backed security is an interest in a pool of mortgage loans made by and packaged or "pooled" together by banks, mortgage lenders, various governmental agencies and other financial institutions for sale to investors to finance purchases of homes, commercial buildings and other real estate.

For purposes of pursuing its investment goal, the Fund regularly enters into currency-related transactions involving certain derivative instruments, including currency and cross currency forwards, and currency and currency index futures contracts. The use of derivative currency transactions may allow the Fund to obtain net long or net negative (short) exposure to selected currencies. The Fund maintains significant positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The results of such transactions may also represent, from time to time, a large component of the Fund's investment returns. The Fund may also enter into various other transactions involving derivatives, including financial futures contracts (such as interest rate or bond futures); swap agreements (which may include interest rate and credit default swaps); and options on interest rate or bond futures; and options on interest rate swaps. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposures to selected interest rates, countries, duration or credit risks. The Sub-Adviser considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.

The Fund may use any of the above currency techniques or other derivative transactions for the purposes of enhancing Fund returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates, interest rates and other market factors. By way of example, when the Sub-Adviser believes that the value of a particular foreign currency is expected to increase compared to the U.S. dollar, the Fund could enter into a forward contract to purchase that foreign currency at a future date. If at such future date the value of the foreign currency exceeds the then current amount of U.S. dollars to be paid by the Fund under the contract, the Fund will recognize a gain. When used for hedging purposes, a forward contract or other derivative instrument could be used to protect against possible declines in a currency's value where a security held or to be purchased by the Fund is denominated in that currency, or it may be used to hedge the Fund's position by entering into a transaction on another currency expected to perform similarly to the currency of the security held or to be purchased (a "proxy hedge").

A currency forward contract is an obligation to purchase or sell a specific foreign currency at an agreed exchange rate (price) at a future date, which is typically individually negotiated and privately traded by currency traders and their customers in the interbank market. A cross currency forward is a forward contract to sell a specific foreign currency in exchange for another foreign currency and may be used when the Fund believes that the price of one of those foreign currencies will experience a substantial movement against the other foreign currency. A cross currency forward will tend to reduce or eliminate exposure to the currency that is sold, and add or increase exposure to the currency that is purchased, similar to when the Fund sells a security denominated in one currency and purchases a security denominated in another currency. When used for hedging purposes, a cross currency forward will protect the Fund against losses resulting from a decline in the hedged currency, but will cause the Fund to assume the risk of fluctuations in the value of the currency it purchases.

A futures contract is a standard binding agreement between two parties to buy or sell a specified quantity of an underlying instrument or asset, such as a specific security or currency, at a specified price at a specified later date that trade on an exchange. A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the underlying instrument called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the acquisition of a contractual obligation to acquire the underlying instrument called for by the contract at a specified price on a specified date. The purchase or sale of a futures contract will allow the Fund to increase or decrease its exposure to the underlying instrument or asset. Although most futures contracts by their terms require the actual delivery or acquisition of the underlying instrument, some require cash settlement. The Fund may buy and sell futures contracts that trade on U.S. and foreign exchanges.

Swap agreements, such as interest rate and credit default swaps, are contracts between the Fund and, typically, a brokerage firm, bank, or other financial institution (the swap counterparty) for periods ranging from a few days to multiple years. In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments. The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically do not actually exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates.   For credit default swaps, the "buyer" of the credit default swap agreement is obligated to pay the "seller" a periodic stream of payments over the term of the agreement in return for a payment by the "seller" that is contingent upon the occurrence of a credit event with respect to an underlying reference debt obligation. As a "buyer" of the credit default swap, the Fund is purchasing the obligation of its counterparty to offset losses the Fund could experience if there was such a credit event. Generally, a credit event means bankruptcy, failure to timely pay interest or principal, obligation acceleration, or modified restructuring of the reference debt obligation. The contingent payment by the seller generally is the face amount of the debt obligation in exchange for the physical delivery of the reference debt obligation or a cash payment equal to the then current market value of that debt obligation. The Fund may be a buyer of credit default swaps. An interest rate swap is an agreement between two parties to exchange interest rate obligations, generally one based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, LIBOR, prime, commercial paper, or other benchmarks).

The Sub-Adviser considers various factors, such as availability and cost, in deciding whether to use a particular derivative instrument or strategy. Moreover, investors should bear in mind that the Fund is not obligated to actively engage in any derivative transactions.

The Fund also may invest a portion of its assets in corporate loans made to, or issued by, borrowers that are U.S. companies, foreign borrowers and U.S. subsidiaries of foreign borrowers and that typically have floating interest rates. Floating interest rates vary with and are periodically adjusted to a generally recognized base interest rate such as LIBOR or the Prime Rate.

10.	JNL Multi-Manager Alternative Fund, JNL/DFA U.S. Core Equity Fund, JNL/Franklin Templeton Global Multisector Bond Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Goldman Sachs Mid Cap Value Fund, JNL/Invesco Small Cap Growth Fund, JNL/Mellon Capital S&P 500 Index Fund, and JNL/WMC Money Market Fund

a.	As per Form N-1A Item 3.3(e), Please revise the footnote relating to the contractual waiver for the Funds to remove the language relating to the Adviser's ability to eliminate the contractual waiver within 30 days prior to the end of the current term of the waiver or explain how this language is in compliance with the Form requirements.

RESPONSE:  The Registrant notes that the language in the footnote refers to the time during which the Adviser will provide notice to the Board of Trustees about any changes to or elimination of the fee waiver.  The language does not state that the Adviser or anyone else can eliminate the waiver prior to the end of the one year period.  However, the Registrant has updated the language in the contractual waiver footnotes to clarify this point, as follows:

The fee waiver will continue for at least one year from the date of the current Prospectus, unless the ~~Adviser notifies the~~ Board of Trustees approves ~~of~~ a change in or elimination of the waiver ~~within 30 days prior to the end of the then current term~~.  Written notice of any such change in or elimination of the waiver shall be provided by the Adviser to the Board of Trustees within 30 days prior to the end of the then current term.  This fee waiver is subject to yearly review by the Board of Trustees.

11.	JNL/Invesco China-India Fund

a.	The Principal Investment Strategy of the Fund states that the Fund will be invested at least 80% in equity and equity-related securities of corporations which are located in the People's Republic of China and India. However, the Principal Investment Strategy then goes on to explain that the Fund will be invested 40-60% in China and India investments. Please explain this discrepancy.

RESPONSE:  The Registrant has updated the language, as follows:

Principal Investment Strategies. The Fund seeks to achieve its objective by investing normally 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India.

The Fund seeks to achieve its objective by investing in the common stocks of companies that are identified by a model based on two separate specialized strategies.  The Fund invests approximately 40% to 60% (with a target allocation of 50%) of its net assets in the China Strategy and approximately 40% to 60% (with a target allocation of 50%) of its net assets in the India Strategy, which are both explained as follows ~~each of the following strategies~~:

12.	JNL/AB Dynamic Asset Allocation Fund, JNL/AQR Managed Futures Strategy Fund, JNL/BlackRock Global Allocation Fund, and JNL/FPA + DoubleLine Flexible Allocation Fund

a.	Please confirm whether the term Cayman Subsidiary includes all subsidiaries of that entity or if it includes only one Cayman subsidiary.

RESPONSE:  The Registrant confirms that the term Cayman Subsidiary for all applicable Funds includes only one Cayman subsidiary.

b.	Please disclose that the Funds comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Funds comply with Section 8 and Section 18.  The Registrant also believes that the principal investment strategy section of each Fund already contains the disclosure requested by the staff.

c.	Please disclose that each investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to a Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure. The Registrant also confirms that the investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the registration statement in the Rule 485B filing.

d.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure.  JPMorgan Chase Bank, N.A. is the custodian for the Cayman Islands subsidiaries.

e.	Disclose: (1) whether each Fund with a Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if a Fund have not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income.  (2) As disclosed in each Fund's principal risks, the Registrant is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income.

f.	Disclose, as appropriate, whether any of a Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of a Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.
RESPONSE:  The Registrant confirms that each Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.

g.	Confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.
RESPONSE:  The Registrant confirms that the financials of each Cayman Subsidiary are consolidated with those of the respective Fund.

h.
Confirm in correspondence that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

RESPONSE:  The Registrant confirms that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

13.	Statement of Additional Information

a.	Please revise the language in the section entitled "Money Market Fund Investments" to remove the statement that the 2014 Amendments are not effective until October 2016, since the amendments are currently effective.
RESPONSE:  The Registrant has updated the last paragraph of the "Money Market Fund Investments" section, as follows:

In July 2014, the SEC adopted amendments to money market fund regulations ("2014 Amendments") intended to address perceived systemic risks associated with money market funds and to improve transparency for money market fund investors. In general, the 2014 Amendments require money market funds that do not meet the definitions of a retail money market fund or government money market fund to transact at a floating NAV per share (similar to all other non-money market mutual funds), instead of at a $1 stable share price, as has traditionally been the case. The 2014 Amendments also permit all money market funds to impose liquidity fees and redemption gates for use in times of market stress. The SEC also adopted additional diversification, stress testing, and disclosure measures. The 2014 Amendments represent significant departures from the traditional operation of money market funds and the impact that these amendments might have on the Funds that are money market funds is unclear; however, any changes to a Fund's operations, or the impact on the trading and value of money market instruments, as a result of the 2014 Amendments may negatively affect the Fund's yield and return potential. Certain of these ~~The~~ 2014 Amendments ~~generally~~ are not effective until October 2016.

14.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant has included a Tandy Letter with this response memorandum.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

February 9, 2016

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File No: 033-87244

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary